December 19, 2007

Mr. Paul M. White

President & CEO

Orient-Express Hotels, Trains & Cruises

20, Upper Ground

London SE1 9PF

U.K.

Dear Mr. White,

Having received and carefully read your letter dated December 10, 2007, my initial reaction was one of surprise. I could only infer from the language and tone of the letter, which was highly misinformed and unduly aggressive, that it could not have been written by a senior member of OEH’s management team and supported by the company’s Board. I thought perhaps it was written on your behalf by an over-zealous advisor and released before it was properly vetted by your office.

However, as time passed and your team commented publicly about the letter and its contents, it became clear to me that this letter was indeed written with your full consent. This was extremely distressing to me, as Indian Hotels (“IHCL” or “Taj Hotels”) found the letter to be pejorative, inaccurate and libelous.

The purpose of this letter is not to pursue a dialogue directly with you but instead to set the record straight on our intentions in approaching your company. Additionally, given that Taj Hotels has earned a reputation as one of the world’s most trusted brands in hospitality, I feel compelled to correct the misinformation that has been circulating in the news media as a result of your letter.

The following paragraphs set forth our response and clarifications about many of the points raised, both overtly and implicitly, in your letter.

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1.          Taj Hotels lacked a specific proposal on the table and had a hidden agenda in engaging with OEH

We wrote to you on November 14th with specific proposals to address your frequent statements to research analysts and your public shareholders that Taj Hotels had made no concrete proposals. We did precisely that and proposed a meeting at the Board level only to explore the identified opportunities for working together. Any responsible company would have engaged in a conversation with its single largest shareholder, which we are.

Taj Hotels acquired a 10% stake in OEH in September 2007 and subsequently increased its holding to 11.5%. We acquired this stake only to have a serious and credible foundation for discussions with your Board. We believed that our actions would be received as more credible and in the spirit of true partnership if we came to the table with a significant economic interest.

Taj Hotels invested a considerable amount of time and resources based upon our belief that working together would yield better value for both organizations. We acted in the mistaken belief that your Board recognized its fiduciary duties and would act in a responsible manner to begin a dialogue with us.

2.          Taj Hotels is ultimately interested in a merger with and dissolving of the OEH brand

Taj Hotels never sought to compromise the independence of OEH. At a meeting with you on October 12th, 2007, and in letters addressed to OEH, Taj Hotels identified key areas for discussion, such as developing joint sales and marketing plans, strategic combined materials sourcing, interactive Human Resource initiatives, and a powerful combined IT architecture, all of which would have provided our two organizations competitive advantages in an increasingly globalized world. In these discussions, Taj Hotels never suggested a merger.

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3.          Taj Hotels seeks to “improve the performance of its non-Indian properties” and an association with Taj Hotels represents “reduction in the value of [OEH’s] brands”

You have claimed that Taj Hotels had sought to obtain OEH’s inputs to improve the performance of our international properties. We certaintly did not need any of that.  Had you and your Board taken the time to review the facts about our business and our proposal, you would have seen that this is not the case. Taj Hotels, both in India and globally, has a strong and growing mix of properties that cater to the high end luxury traveler, as well as to the corporate traveler, around the world. OEH is currently catering primarily to the leisure traveler and is significantly unrepresented in key segments of the emerging global hospitality industry.

You have recently proposed filling in the gaps in your own network by building a hotel in New York, where you have been absent for decades, as well as London. Our proposal sought to leverage our existing properties in these markets - a move that would have likely been received favorably by OEH shareholders.

One way to gauge the premier status of a business or brand is by looking at how much customers will spend to be associated with the brand and the performance of the underlying business and management team. OEH lacks a presence in major metropolitan markets, which makes an apples-to-apples comparison difficult. However, in reviewing the publicly available data for our respective North American properties, it is worth noting that OEH’s average room rates are meaningfully below those of our properties, as outlined in the table below.

Quarter ended 30th Sept. 2007

		IHCL North America	OEH North America
Hotel Rooms Available	Nos	583	597
Occupancy	%	72%	62%
ADR	US$	383	302

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Also, it is worthwhile noting that, as per the latest financial statements, IHCL’s trailing 12 month EBITDA margin was approximately 15% higher than that of OEH.

		US$ / million
	IHCL	Orient-Express Hotels
Last 12 months ended	September 30, 2007	September 30, 2007
Revenue	446.6	575.3
EBITDA	181.8	148.9
EBITDA margin %	40.7%	25.9%
Source : IHCL public filings; OEH public filings

4.	Taj Hotels’ “approach to branding ... is contrary to [OEH’s] approach”

OEH states that the strategy of Taj Hotels is inconsistent with OEH’s plan of developing individual hotel brands. However, here too you are mistaken. You mention in your letter that, as a company policy, Taj Hotels seeks to re-brand all acquired hotels “Taj.” That is inaccurate. The Pierre, the iconic hotel in New York, was not re-branded after Taj Hotels took control. Similarly, the Campton Place Hotel in San Francisco was not re-branded. The Ritz-Carlton in Boston had to be re-branded as that acquisition excluded brand rights.. The fundamental strategic intent of Taj Hotels was to forge a multidimensional alliance to create new value for the stakeholders of both the companies, a vision that we sincerely wanted to share with OEH.

5.	OEH has ignored the interests of its Class ‘A’ shareholders

It is our firm belief that OEH has an entrenched board and management that does not meet the needs of its shareholder base, nor respect the most basic tenets of corporate governance. As an example Taj Hotels and Dubai Holdings, the two largest public shareholders of OEH, have been unable to enter into any meaningful dialogue with the OEH Board. Furthermore, despite a governance structure severely limiting shareholder

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participation, OEH has seen fit to amend its “poison pill” to further solidify the position of its Board and management to the detriment of public shareholders.

It is noteworthy that OEH began actively engaging its shareholders only after Taj Hotels acquired a significant stake in the company. Interestingly enough, several shareholders representing a substantial number of Class ‘A’ shares continue to reach out to Taj Hotels through telephone calls, e-mails and approaches for meetings. To date, Taj Hotels has honorably declined their advances.

6.	Disturbing overtones in OEH’s actions

You also sought to escalate the issue by ensuring a wide publication of your letter, which although marked “strictly confidential,” was filed with the SEC, issued to the general public through a press release and posted on your global web site. We can only infer from these actions that your aim was to ensure that as many people as possible saw your carefully chosen and libelous language.

What does Taj Hotels want?

We ask that OEH publish a formal apology to Taj Hotels using the same channels that OEH used to publicize its letter to Taj Hotels, including posting the apology on its global web site.

We expect these actions to take place immediately.

Taj Hotels is a proud Indian company, and it will persevere with its global expansion strategy. Indian companies will continue to play a meaningful role in the ongoing global economic integration and in that environment will take their rightful place in the international arena. Enterprises and individuals must recognize and adapt to these fundamental economic changes. We believe that those with a fossilized frame of mind risk being marginalized.

Yours sincerely,

(R.K. Krishna Kumar)

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